82-3209





OMV



News Release

September 23, 2003

SUPPL www.omv.com



OMV sells 10% stake in Pohokura gas field in New Zealand

- **26% stake retained**
- **Production planned to commence in 2006**
- **Balanced shareholding and distribution of risk in field development**

OMV, the leading oil and gas group in Central and Eastern Europe, today announces the sale of a 9.8% stake in the Pohokura gas field to its consortium partner Todd Petroleum Mining Company Ltd (Todd) together with shares in three other exploration licenses in New Zealand. This sale reduces OMV's stake in Pohokura from 35.8% to 26%. The partners have decided not to disclose the sales price. The sale will take effect retrospectively as of January 1, 2003. Completion of the transaction is subject to government approvals and contractual rights of the consortium partners.

Helmut Langanger, member of the OMV's Board of Management responsible for Exploration and Production (E&P), said: "The sale of the 10% stake in Pohokura will balance our shareholding and broaden the distribution of risk in the development of the field."

The Pohokura gas field is the largest undeveloped gas field in New Zealand and is currently being appraised with the aim of commencing production in 2006. Pohokura is located in the Taranaki Basin off the coast of New Zealand's North Island. It ideally complements OMV's 10% stake in the New Zealand's Maui gas field, which was acquired last year. The two fields enable OMV to make an important contribution to the country's energy needs. In developing the field, OMV will benefit from the expertise of its consortium partners Shell and Todd, the latter being the largest private energy company in New Zealand. OMV is currently producing about 15,000 boe/d (barrels oil equivalent per day) in Australia and New Zealand.

In January 2003, OMV acquired the entire international E&P portfolio of Preussag Energie at a purchase price of about EUR 300 million. This acquisition also included four exploration licenses in New Zealand, including the share in the Pohokura field. By 2008, OMV plans to increase its daily oil and gas production to about 160,000 boe. After the reduction of these shares, about 85% of target production for the year 2008 should be achievable from the OMV Group's current reserves.

dlw 10/6

Notes to editors:

Notes to the editor: shares in the Pohokura gas field after the sale

OMV New Zealand Ltd.: 26%
Todd Petroleum Mining Company Ltd: 26%
Shell (Petroleum Mining) Company Ltd: 48%

OMV's assets in New Zealand acquired from Preussag (as of February 2003)

PEP 38459 (Pohokura)	35.8% (26.0% after completion of the additional sale to Todd)
PEP 38716 (Huinga)	24.0% (17.4% after completion of the additional sale to Todd)
PEP 38728 (Makino)	15.0% (10.9% after completion of the additional sale to Todd)
PEP 38744 (Block I)	50.0% (36.1% after completion of the additional sale to Todd)

OMV in New Zealand/Australia

OMV has been active in New Zealand/Australia since 1999. The acquisition of the Australian exploration and production company Cultus by OMV in September 1999 was the Group's first successful purchase in Australia and provided it with a solid foundation for the continued expansion of its E & P business in Australasia. Currently it has shares in 17 exploration blocks (on/offshore) in Australia and New Zealand and is in charge of operations in 10 blocks. OMV is currently producing an average of 15,000 boe/d from four fields in this region: Cooper Basin, Jabiru Challis, Patricia Baleen and Maui.

OMV Exploration and Production (E & P)

In 2002, OMV produced around 20 million barrels of crude oil and NGL (natural gas liquids), as well as around 66 billion cubic feet natural gas (approximately 1.75 billion m^3). The company plans to double its 2002 production (83,000 boe/d) to 160,000 boe/d by 2008. In the first half of 2003, the company reported daily production of 117,000 boe. OMV began to develop its international E & P business in 1985 with holdings in Libya. The company currently holds a balanced international E & P portfolio in 16 countries. Growth in the E & P area is focused on five international core regions: the UK, North Africa, the Danube/Adriatic region, the Middle East, and Australia/New Zealand.

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central and Eastern Europe (CEE), OMV is active in 12 CEE countries in Refining and Marketing (R & M). OMV has set a goal of doubling its 2001 market position from 9% to 20% by 2008. In addition to the international Exploration and Production activities (E & P) detailed above the Group also operates integrated chemical manufacturing plants holding a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, and a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement ***January–September and Q3 2003*** *on November 12, 2003*